EXHIBIT I

Arcturus Therapeutics Founder Joseph Payne
Successfully Prevents Board’s Egregious Attempt to Dilute Shareholders

•	Israeli District Court enjoins attempt by board to dilute shareholders through sale of 24.9% of Arcturus share capital

•	Court found sufficient evidence to support the claim that the members of the Arcturus board are motivated by their own self-interests instead of the interests of Arcturus and its shareholders

•	Board’s frivolous lawsuits and misleading public statements reflect a desperate attempt to retain control of Arcturus and delay inevitable change

•	Mr. Payne and other independent shareholders will not tolerate board’s misuse of company funds and resources and urge the board to respect the rights of all shareholders and immediately set a date for the legally required extraordinary meeting of shareholders

SAN DIEGO, May 02, 2018 (GLOBE NEWSWIRE) -- Joseph Payne, Founder and largest shareholder of Arcturus Therapeutics Ltd. (NASDAQ:ARCT) (“Arcturus”), owning approximately 13.7% of the issued and outstanding shares, is praising the Israeli District Court’s (the “Court”) decision to enjoin the attempt of the Arcturus board of directors to undertake a highly dilutive equity financing. Mr. Payne sought the injunction in connection with his previously filed breach of fiduciary duty claim against certain directors of Arcturus.

Mr. Payne filed the motion following the egregious attempt by certain directors to sell 24.9% of Arcturus’ share capital to a single purchaser at a purchase price that is more than 40% below the trading price of Arcturus common shares prior to the termination of Mr. Payne. In a balanced and reasoned 34-page opinion, the Court rejected the board’s claim that it was acting solely in furtherance of the interests of Arcturus and its shareholders. The Court expressed concern that the board's decision to sell shares was not being undertaken to raise necessary working capital in light of Arcturus’ recent claim to have enough cash to fund operations for two years. Instead, the Court acknowledged that it was reasonable for Mr. Payne and other shareholders to be concerned that the proposed stock issuance and its timing and conditions were motivated by the board's personal interests, namely their desire to keep control of Arcturus. The Court focused on the conflicting interests of certain Arcturus directors in determining that Mr. Payne may be able to demonstrate that the proposed issuance, along with the myriad other actions taken by this board since his termination, have resulted in a breach of fiduciary duty to Arcturus and its shareholders.

"I am extremely disappointed to see the lengths to which this board will go to keep their positions. After indefinitely delaying our extraordinary shareholders meeting, the board has tried – to no avail – to dilute shareholders in the face of overwhelming shareholder opposition,” said Mr. Payne. “This proposed financing was not about what is best for Arcturus. Rather, it was another chapter in this board’s continuing story of entrenchment, and waste of corporate resources. Diluting shareholders by nearly 25% ahead of a shareholder vote at which they will be removed is not in the best interest of shareholders and is simply an affront to shareholder democracy.”

Mr. Payne further commented that, “This board appears to have no intention of complying with their fiduciary duties and seems willing to do anything and say anything while continuing to waste shareholder money and resources in their desperate fight to retain corporate control. The Court was not fooled by their ever-changing story and Arcturus’ shareholders have no further appetite for this behavior. It is evident that the board delayed the EGM to buy time to consummate an unnecessary and highly dilutive financing that would strengthen its position in the proxy contest at the expense of the Arcturus shareholders.”

Mr. Payne filed a formal request calling for an Extraordinary General Meeting (“EGM”) to revitalize Arcturus with a new board of highly qualified independent and experienced nominees – Peter Farrell, Andrew Sassine, James Barlow and Magda Marquet (the “Nominees”). Instead of holding the meeting and heeding the will of shareholders, the board resorted to a series of entrenchment tactics that would have wasted substantial financial resources and which would have, if not for the Court’s decision, substantially diluted shareholders at a time when the share price is near its 52-week low. These same directors previously stressed the urgency of holding a shareholder meeting to appoint an auditor. Then, they flip-flopped and delayed the meeting indefinitely as a defensive tactic because they fear they will be voted out as directors if an EGM is held.

In addition to attempting to entrench themselves through a massive dilutive issuance, this board continues to file baseless lawsuits and waste shareholder money, in a futile attempt to retain control. In their most recent lawsuit, the board frivolously sought an injunction to compel Mr. Payne and the Nominees and other independent Arcturus shareholders to disclose that they formed a “group” to vote their shares in favor of the Nominees and against the current slate of directors. Despite the absence of an iota of evidence to support this claim, these directors had the audacity to seek an extraordinary injunction while Mr. Payne was in Israel appearing in Court for the benefit of all shareholders. The court rejected the request for expedited proceedings and denied the frivolous motion. The conflicted directors continue to misuse the legal system and corporate resources.

As they spend more shareholder money to further entrench themselves and intimidate shareholders, the board continues to lose court battles, continues to lose shareholder support, and continues to destroy shareholder value,” Mr. Payne said. “I remind this board of their fiduciary duties and obligation to act in the best interests of the company and all shareholders. I fervently implore them to set a date for the EGM so shareholders can have their say about the future of our company. I will continue to fight for shareholders, for their best interests, for their value and most important, to see that our exciting technologies and products are best positioned to help patients in need.”

ADVISORS

Kingsdale Advisors is acting as strategic shareholder and communications advisor to Mr. Payne.

For further information:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com